September 2, 2009
Via facsimile and U.S. Mail
Mr. Jason N. Ader
Chief Executive Officer
Global Consumer Acquisition Corp.
1370 Avenue of the Americas, 28th Floor
New York, New York 10019

Re:   Global Consumer Acquisition Corp.
                     Revised Preliminary Proxy Statement and
	         Revised Preliminary Information Statement
	         File No. 001-33803
                     Filed August 31, 2009

Dear Mr. Ader:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement
Amendments to the Original Warrant Agreement, page 2
1. Your response to our previous comment number 2 does not clarify what party "approached" the other party. In this regard, if the company or its affiliates approached the warrant holders, then provide the staff with an analysis as to why the Proxy Rules did not apply. If the warrant holders approached the company, then so state in the Information Statement.


Summary of the Proposals, page 5
2. Either in this section, or an another appropriate portion of the
Summary or the Questions and Answers, please clarify whether shareholders in the converted institution will have the opportunity to vote on a significant acquisition, like a revived acquisition of the assets of the former Colonial BancGroup, or an acquisition of the assets of a troubled financial institution as part of a sale by the
FDIC or other regulator. If you determine that shareholder approval is not required, please provide the staff with your legal analysis supporting that conclusion.

Preliminary Proxy Statement and Notice of Special Meeting
3. Revise the bullet for the restricted stock issuances to disclose the number of shares. Make similar changes to the Form of Proxy.
4. Revise the third bullet in Proposal 3 to delete the
(i),(ii),(iii), and replace with "these first three bullets" or other clarifying language..

Interests of Directors, Officers...., page 11
5. Revise to define or provide a cross-reference for the term
"Step-
Up Event".

Risk Factors, page 20

6. Add a risk factor that specifically discusses the fact that you will have a significant amount of unallocated capital that does not support assets at the time of the conversion and acquisition and that the excess capital will put significant pressure on your ability to earn an acceptable return on equity, even if your loan portfolios performs at current levels.

7. Revise this section to add a risk factor to note that the removal of the prohibition against closing an acquisition if more than 30% of the shareholders exercise their conversion rights may mean that remaining shareholders may own shares in a dramatically smaller company, with less resources available for growth or to support any losses on your lending portfolio.

8. Revise your discussion of the risks associated with government policies to discuss the impact of recent FDIC rules about the acquisition of bank assets by private equity groups. Also, please discuss the impact of the depletion of the FDIC`s insurance fund on both your potential expenses and upon your ability to negotiate favorable acquisition terms if you seek to purchase assets of seized or troubled banks.

Positive Reasons for the Approval of the Acquisition, page 55
9. We note your response to comment 13 of our letter dated August
25,
2009. Please revise to include the information we requested in the comment for 1st Commerce.

Unaudited Pro Forma Condensed Combined Financial Data, page 106
10. We note your proposal to modify the conversion rights and that if approved the maximum conversion would be 26,919,372 of the Public Shares. Please disclose how this proposal modifies the deferred underwriters` commission agreement in the initial public offering and revise pro forma adjustment "D" for the changes.

Notes to Unaudited Condensed Combined Pro Forma Financial
Statements
Note 2 - Acquisition Method, page 110
11. We note your response to comment 17 of our letter dated August 25, 2009. Please expand the disclosures required by paragraph
68(h)
and 68(k) of SFAS 141R to include the following:

a. The gross contractual amounts receivable;
b. The best estimate at the acquisition date of the contractual cash flows not expected to be collected; and
c. The amount of the $3.1 million goodwill that is expected to be deductible for tax purposes.

Note 3 - Pro Forma Adjustments and Assumptions
Pro Forma Adjustment G, page 112
12. We note your response to comment 20 of our letter dated August 25, 2009. Please disclose the information included in your response and the disclosures required by paragraph 14 to 16 of SOP 03-3.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Any accounting questions may be referred to Lindsay Bryan at
(202) 551-3417 or Senior Chief Accountant John Nolan at (202) 551-3492. Any other questions regarding the comments may be directed to
Michael Clampitt at (202) 551-3434 or to me at (202) 551-3419.

						Sincerely,

						Christian Windsor
						Special Counsel
						Office of Financial Services

CC:	Via U.S. Mail and Fax:
	Frank J. Lopez, Esq.
	Proskauer Rose LLP
	1585 Broadway
	New York, New York 10036
	Phone (212) 969-3000
	Facsimile (212) 969-2900